UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                    (Amendment No. 1 - Final Amendment)*


                              NTL INCORPORATED
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 62940M104
-------------------------------------------------------------------------------
                               (CUSIP Number)

                             September 5, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   62940M104

    1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only) Appaloosa Investment Limited Partnership I

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)                                                                [_]
        (b)                                                                [_]

    3. SEC Use Only

    4. Citizenship or Place of Organization

       DELAWARE

Number of       5. Sole Voting Power
Shares          -0-
Beneficially
Owned by        6. Shared Voting Power
Each
Reporting          1,025,296
Person With
                7. Sole Dispositive Power

                   -0-

                8. Shared Dispositive Power

                   1,025,296

    9. Aggregate Amount Beneficially Owned by Each Reporting Person

       1,025,296

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [_]

    11. Percent of Class Represented by Amount in Row (9)
        2.0%

    12. Type of Reporting Person (See Instructions)\
        PN

CUSIP No.   62940M104

    1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only) Palomino Fund Ltd.

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)                                                                [_]
        (b)                                                                [_]

    3. SEC Use Only

    4. Citizenship or Place of Organization

       BRITISH VIRGIN ISLANDS

Number of       5. Sole Voting Power
Shares          -0-
Beneficially
Owned by        6. Shared Voting Power
Each
Reporting          150,991
Person With
                7. Sole Dispositive Power

                   -0-

                8. Shared Dispositive Power

                   150,991

    9. Aggregate Amount Beneficially Owned by Each Reporting Person

       150,991

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [_]

    11. Percent of Class Represented by Amount in Row (9)
        0.3%

    12. Type of Reporting Person (See Instructions)\
        CO

CUSIP No.   62940M104

    1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only) Appaloosa Management L.P.

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)                                                                [_]
        (b)                                                                [_]

    3. SEC Use Only

    4. Citizenship or Place of Organization

       DELAWARE

Number of       5. Sole Voting Power
Shares          -0-
Beneficially
Owned by        6. Shared Voting Power
Each
Reporting          1,176,287
Person With
                7. Sole Dispositive Power

                   -0-

                8. Shared Dispositive Power

                   1,176,287

    9. Aggregate Amount Beneficially Owned by Each Reporting Person

       1,176,287

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [_]

    11. Percent of Class Represented by Amount in Row (9)
        2.3%

    12. Type of Reporting Person (See Instructions)\
        PN

CUSIP No.   62940M104

    1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only) Appaloosa Partners Inc.

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)                                                                [_]
        (b)                                                                [_]

    3. SEC Use Only

    4. Citizenship or Place of Organization

       DELAWARE

Number of       5. Sole Voting Power
Shares          -0-
Beneficially
Owned by        6. Shared Voting Power
Each
Reporting          1,176,287
Person With
                7. Sole Dispositive Power

                   -0-

                8. Shared Dispositive Power

                   1,176,287

    9. Aggregate Amount Beneficially Owned by Each Reporting Person

       1,176,287

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [_]

    11. Percent of Class Represented by Amount in Row (9)
        2.3%

    12. Type of Reporting Person (See Instructions)\
        CO

CUSIP No.   62940M104

    1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only) David A. Tepper

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)                                                                [_]
        (b)                                                                [_]

    3. SEC Use Only

    4. Citizenship or Place of Organization

       USA

Number of       5. Sole Voting Power
Shares             -0-
Beneficially
Owned by        6. Shared Voting Power
Each               1,176,287
Reporting
Person With
                7. Sole Dispositive Power

                   -0-

                8. Shared Dispositive Power

                   1,176,287

    9. Aggregate Amount Beneficially Owned by Each Reporting Person

       1,176,287

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                 [_]

    11. Percent of Class Represented by Amount in Row (9)
        2.3%

    12. Type of Reporting Person (See Instructions)
        IN

     This Amendment No. 1 amends the Schedule 13G filed on January 21, 2003 by (i) AILP, (ii) Palomino, (iii) AMLP, (iv) API, and (v) David Tepper (the "Schedule 13G") relating to the common stock, par value $0.01 per share, of NTL Incorporated, a Delaware corporation. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13G.

ITEM 4.  OWNERSHIP.

        Item 4 is hereby amended and restated in its entirety as follows:

     (a)     AMOUNT BENEFICIALLY OWNED:

                In the aggregate, AILP and Palomino beneficially own
             1,176,287 shares of the issuer's common stock, which aggregate includes 323,322 such shares subject to 323,322 Series A Warrants acquired by AILP and Palomino. AILP is the direct beneficial owner of 1,025,296 of these common shares of the issuer, and Palomino is the direct beneficial owner of 150,991 such shares. Each of AMLP, API and Mr. Tepper is an indirect beneficial owner of the aggregate 1,176,287 shares of the issuer's common stock held by AILP and Palomino. AMLP is the general partner of AILP and makes all the investment decisions for Palomino as its investment adviser. Through these capacities, AMLP may be deemed to beneficially own the 1,176,287 shares of common stock of the issuer. API is the sole general partner of AMLP and, as such, may be deemed to beneficially own the 1,176,287 shares of common stock of the issuer through its interest in AMLP. Mr. Tepper is the sole stockholder and President of API. Accordingly, Mr. Tepper may be deemed to beneficially own the 1,176,287 shares of common stock of the issuer through his interests in API and AMLP.

     (b) PERCENT OF CLASS: See item 11 of pages 2-6 of this Amendment No. 1.

     (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

             (i) Sole power to vote or to direct the vote: See item 5 of pages 2-6 of this Amendment No. 1.

             (ii) Shared power to vote or to direct the vote: See item 6 of pages 2-6 of this Amendment No. 1.

             (iii) Sole power to dispose or to direct the disposition of: See item 7 of pages 2-6 of this Amendment No. 1.

             (iv) Shared power to dispose or to direct the disposition of: See item 8 of pages 2-6 of this Amendment No. 1.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Item 5 is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2003

                                 APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                 By:    APPALOOSA MANAGEMENT L.P.,
                                        Its General Partner

                                        By:    APPALOOSA PARTNERS INC.,
                                               Its General Partner

                                               By:     /s/ David A. Tepper
                                                      ------------------------
                                                      Name:  David A. Tepper
                                                      Title: President

                                 PALOMINO FUND LTD.

                                 By:    APPALOOSA MANAGEMENT L.P.,
                                        Its Investment Adviser

                                        By:    APPALOOSA PARTNERS INC.,
                                               Its General Partner

                                               By:     /s/ David A. Tepper
                                                      ------------------------
                                                      Name:  David A. Tepper
                                                      Title: President

                                 APPALOOSA MANAGEMENT L.P.

                                 By:    APPALOOSA PARTNERS INC.,
                                        Its General Partner

                                         /s/ David A. Tepper
                                        --------------------------------
                                        Name: David A. Tepper
                                        Title:   President

                                 APPALOOSA PARTNERS INC.


                                 By:     /s/ David A. Tepper
                                        ---------------------------------
                                        Name:  David A. Tepper
                                        Title: President

                                  /s/ David A. Tepper
                                 ----------------------------------
                                        David A. Tepper